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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 1999.
                            DENISON INTERNATIONAL plc
                 (Translation of registrant's name into English)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)


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              DENISON INTERNATIONAL REPORTS RESULTS FOR THE SECOND
                             QUARTER AND SIX MONTHS


MARYSVILLE, Ohio - July 30, 1999 - Denison International plc (NASDAQ: DENHY) today reported results for the second quarter and six month period ended June 30, 1999.

For the current three months ended June 30, 1999, the Company's net sales decreased 2.1% to $34.6 million, from $35.3 million in the second quarter of 1998. Restated, net sales (at 1998 second quarter exchange rates) for the current second quarter were $35.0 million, a 1% decrease over the comparable 1998 period. Net Income was $2.9 million, or $.26 per diluted share, for the second quarter of 1999, compared to net income of $4.8 million and diluted earnings per share of $.43 for the comparable 1998 period.

Year-to-date 1999 net sales of $71.1 million declined by $1.6 million, or 2.2% versus the same period in 1998. Restated, net sales (at 1998 year-to-date exchange rates) were $70.9 million for the six months ended June 30, 1999, a decline of $1.8 million or 2.5% versus 1998. Net income year-to-date 1999 was $5.8 million, or $.52 per diluted share, as compared with $8.7 million, or $.78 per diluted share for 1998.

Commenting on the results, President and CEO David Weir stated, "Despite strong performance in Europe throughout the quarter with sales increasing in volume by 11% due to the acquisition of Denison Lokomec, and sales to Asia increasing by 6.7%, the results for the quarter were negatively impacted by the continuing weak demand from North American OEM's associated with drilling, mining, and processing of basic commodities such as oil, gas, gold, steel and copper. In addition, reduced production as part of a planned inventory reduction campaign and the strike by hourly employees at the Marysville, Ohio plant, also adversely impacted sales and profits for the quarter. With the continuation of weak demand in North America and the on-going strike at Marysville, profits for the full year are now expected to be less than those reported in 1998 ".

Weir also stated that, "On a positive note the Company's inventory reduction plans are progressing well with a decrease of $4.1 million achieved in the first half year, and the company expects to continue generating cash from operations and increase its positive cash position to finance the continuing program of expansion through acquisitions".

Segment Information
-------------------

On a segment basis versus second quarter 1999 results, sales in Europe for the quarter ended June 30, 1999 increased 7.1% or $1.3 million, resulting from the addition of Lokomec Oy, acquired late in 1998, while sales in the Asia-Pacific region increased by $.5 million or 14.5%. Sales in North America declined by $2.6 million or 19.6%. European net income for the quarter of $2.6 million was $1.0 million or 27.8% unfavorable to 1998, reflecting the production curtailments mentioned to reduce inventory. North American net income declined by 56.9% to $.5 million, as compared to net income of $1.3 million for the second quarter of 1998. Net income in the Asia-Pacific region was constant with 1998 levels.



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Year-to-date 1999 European net sales were $40.3 million, 9.5% favorable to 1998, again reflecting the impact of the Lokomec acquisition. Net sales in the Asia-Pacific region of $8.2 million were equal to 1998 sales recorded. North American year-to-date net sales of $22.5 million were 18.4% or $5.2 million unfavorable to 1998. Year-to-date net income in Europe of $5.6 million was unfavorable to 1998 by $.5 million or 8.2%, while net income in the North American region of $.6 million was $2.1 million or 77.8% unfavorable to 1998. Asia-pacific region year-to-date net loss of $.3 million, compared to a loss for year-to-date 1998 of $.1 million.

Denison International plc designs, manufactures, distributes and services highly engineered fluid power systems and components. Denison distributes its products and services globally to a diverse group of original equipment manufacturers and end users in a broad array of industrial applications, including machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Shareholder, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

CONTACT: Bruce A. Smith, Chief Financial Officer, Denison International at 937-644-4437; or Carolyn Snider at National Editorial Services at 248-548-7444



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                           DENISON INTERNATIONAL, plc
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                              Three Months Ended        Six Months Ended
                                   June 30,                  June 30,
USD - (000's)                 1999         1998         1999         1998
                           ----------  -----------  -----------  -----------

Net Sales                    $ 34,593     $ 35,343      $71,062      $72,714
Cost of Sales                  22,182       21,263       46,090       44,772
                           ----------  -----------  -----------  -----------
   Gross Profit                12,411       14,080       24,972       27,942
   %                            35.9%        39.8%        35.1%        38.4%

SG&A                            8,221        7,788       16,846       16,328
                           ----------  -----------  -----------  -----------
   Operating Income             4,190        6,292        8,126       11,614
   %                            12.1%        17.8%        11.4%        16.0%

Other (Income)/Expense            181            -          181            -
Net Interest Income                64          334          135          492
                           ----------  -----------  -----------  -----------
   Income Before Taxes          4,073        6,626        8,080       12,106
Tax Provision                   1,200        1,796        2,321        3,399
                           ----------  -----------  -----------  -----------
   Net Income                  $2,873       $4,830       $5,759       $8,707
                           ==========  ===========  ===========  ===========

Basic Earnings
  per Share                     $0.26        $0.44        $0.52        $0.79

Diluted Earnings
  per Share                     $0.26        $0.43        $0.52        $0.78



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                            DENISON INTERNATIONAL plc
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


USD-(000's)                                  June 30,           December 31,
                                               1999                 1998
                                           -------------        ------------


Current assets:
  Cash & cash equivalents                    $   27,076          $   35,799
  Accounts receivable, net                       28,609              29,716
  Inventories                                    34,162              38,236
  Other current assets                            3,982               4,513
                                           ------------         -----------
    Total current assets                         93,829             108,264

  Property, plant & equipment, net               25,536              24,726
  Other assets                                    8,752              10,467
                                           ------------         -----------
    Total assets                             $  128,117          $  143,457
                                           ============         ===========

Current liabilities:
  Notes payable to bank                       $   5,486          $   12,532
  Accounts payable and other
   accrued liabilities                           23,795              29,300
                                           ------------         -----------
    Total current liabilities
                                                 29,281              41,832
  Noncurrent liabilities
                                                 20,142              23,098

Shareholders equity:
  Retained earnings
                                                 80,164              74,405
  Other shareholders equity
                                                 (1,740)              6,697
                                           ------------         -----------
    Total shareholders equity
                                                 78,424              78,527

    Total liabilities and
      shareholders equity                    $  128,117          $  143,457
                                           ============         ===========



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           DENISON INTERNATIONAL plc

                                           By: /s/  Bruce A. Smith
                                               -----------------------
                                               Bruce A. Smith
                                               Chief Financial Officer

Date:  August 5, 1999



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